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                             October 30, 2020

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise For-Sale
Housing eFUND - Los Angeles CA, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 23,
2020
                                                            File No. 024-11313

       Dear Mr. Miller:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A filed October 23, 2020

       Unaudited Pro Forma Condensed Combined Financial Information, page A-2

   1. Please update your pro forma financial statements to include a balance sheet as of the date of your latest balance
sheet and income statements for the latest fiscal year and interim period.
 Benjamin S. Miller
FirstName LastNameBenjamin    S. Miller
Fundrise For-Sale Housing eFUND   - Los Angeles CA, LLC
Comapany
October 30,NameFundrise
            2020         For-Sale Housing eFUND - Los Angeles CA, LLC
October
Page 2 30, 2020 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Erin Martin at 202-551-3391
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Mark Schonberger